PREPPS LLC

04/30/2021

Financial Statements

Metwally CPA PLLC did not perform an audit or review or compilation engagement on these financial statements and no assurance is provided on them.

Table of Contents

Metwally CPA PLLC did not perform an audit or review or compilation engagement on these financial statements and no assurance is provided on them.

05/07/2021

PREPPS LLC

Accountant's Disclaimer

The accompanying Balance Sheet Statement, Profit and Loss statement, statement of Stockholder's Equity, and cash flow of PREPPS LLC for the period 01/02/2021 to 04/30/2021 were not subjected to an audit, review, or compilation engagement by me and I do not express an opinion, a conclusion, nor provide any assurance on them.

Metwally CPA PLLC

Audit Partner

Metwally CPA PLLC did not perform an audit or review or compilation engagement on these financial statements and no assurance is provided on them.

PREPPS LLC

Balance Sheet

As of April 30, 2021

ASSETS

CURRENT ASSETS	
Cash	$12,625
TOTAL CURRENT ASSETS	$12,625
TOTAL ASSETS	**$12,625**

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
TOTAL CURRENT LIABILITIES	0
LONG TERM LIABILITIES	
TOTAL LIABILITIES	**0**
MEMBER'S EQUITY	
Member's Contributions	53,027
Member's Distributions	(22,202)
NET MEMBER'S EQUITY	30,825
Net Income (loss)	(18,200)
TOTAL EQUITY	12,625
TOTAL LIABILITIES AND MEMBER'S EQUITY	**12,625**

Cash Basis

The accompanying notes are an integral part of the financial statements.

Metwally CPA PLLC did not perform an audit or review or compilation engagement on these financial statements and no assurance is provided on them.

PREPPS LLC

Profit and Loss

February- April 2021

Revenue	
Income	$0
Total Revenue	**0**
Expenses	
Marketing	7,997
Legal and Professional Fees	6,955
Miscellaneous	3,248
Total Expenses	**18,200**
Net Operating Income (Loss)	(18,200)
Net Income (Loss)	**(18,200)**

Cash Basis

The accompanying notes are an integral part of the financial statements.

Metwally CPA PLLC did not perform an audit or review or compilation engagement on these financial statements and no assurance is provided on them.

PREPPS LLC

Statement of Stockholders' Equity

February- April 2021

Members' Equity on February 1, 2021	**0**
Members' Draw	-22,202
Members' Contribution	53,027
Net Loss	-18,200
Owners' Equity on April 30, 2021	**12,625**

Cash Basis

The accompanying notes are an integral part of the financial statements.

Metwally CPA PLLC did not perform an audit or review or compilation engagement on these financial statements and no assurance is provided on them.

PREPPS LLC

Statement of Cash Flows

February - April 2021

Net Income (Loss)	**(18,200)**
Adjustments to reconcile net loss to net cash provided by operating activities:	
Receipts from Customers	0
Payments to Suppliers and Employees	0
Net cash provided by operating activities:	<u>0</u>
Cash flows from investing activities:	
Other Cash items from investing activities	0
Net cash provided by investing activities.	<u>0</u>
Cash flows from financing activities:	
Owner's Contributions	53,027
Owner's Distributions	(22,202)
Other Cash items from financing activities	0
Net cash provided by investing activities	<u>30,825.</u>
Net change in cash	**<u>12,625</u>**
Cash - beginning of year	0
Cash - end of year	**<u>12,625</u>**

Cash Basis

The accompanying notes are an integral part of the financial statements.

Metwally CPA PLLC did not perform an audit or review or compilation engagement on these financial statements and no assurance is provided on them.

PREPPS LLC

Notes to the Unaudited Financial Statements

February - April 2021

$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

PREPPS, LLC ("the Company") was formed in Connecticut on February 1, 2021. The Company plans to begin earning revenue in Fall 2022 through the monthly subscription fees to colleges that join the online community.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

Metwally CPA PLLC did not perform an audit or review or compilation engagement on these financial statements and no assurance is provided on them.

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

The Company generates revenues from monthly subscription fees to colleges that join the online community. The Company's contracts with its customers and the company recognizes revenue over the subscription's period.

Property and Equipment

The Company recorded no property and equipment on its balance sheet for the current period.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

Federal income taxes are not payable by, or provided for, the Partnership. Partners are taxed individually on their share of Partnership earnings. Partnership's net revenue is allocated on a pro-rata basis in accordance with Partnership interests to the partners after allowing for partner guaranteed payments.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Metwally CPA PLLC did not perform an audit or review or compilation engagement on these financial statements and no assurance is provided on them.

NOTE 3 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 4 – EQUITY

The company has the below partners as of the date of the financial statements. The Partnership is formed as a Limited Liability Company and operates as a Partnership. Each member's liability is limited. Additionally, each member's rights and interests are governed by the operating agreement and are equal to their interest percentages. The partners' interest percentages in the Partnership and amounts of each members' equity are shown below:

Partner	Interest Percentage of Partnership
Christian Dupervil	57%
Derek Cromwell	33%
Samuel Dupervil	10%
Total	100 %

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to April 30, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 15, 2021, the date these financial statements were available.

NOTE 6 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Metwally CPA PLLC did not perform an audit or review or compilation engagement on these financial statements and no assurance is provided on them.